FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July 2006
                                  28 July 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Final Results released on
                28 July 2006



                                                                    28 July 2006


                      BRITISH SKY BROADCASTING GROUP PLC

                Results for the twelve months ended 30 June 2006


                   Strong operating and financial performance


Results highlights

- DTH subscribers increased to 8.176 million, growth of 77,000 in the final quarter and 389,000 in the year

- Sky+ households increased by 75% to 1.553 million, 19% penetration of total DTH subscribers

- Multiroom households increased by 62% to 1.047 million, 13% penetration of total DTH subscribers

- Revenue increased by 8% to GBP4.1 billion

- Gross margin expanded by four percentage points to 61%

- Operating profit increased by 7% to GBP877 million, an operating margin of 21%

- Adjusted earnings per share(1) increased by 9% to 30.7 pence

- A proposed 34% increase in the final dividend to 6.7 pence per share, generating a full year dividend of 12.2 pence

Operating highlights

- Preparations made for the launch of Sky Broadband following the acquisition of Easynet Group plc

- Sky HD launched nationwide

- New customer management systems implemented for all DTH customers

- Key rights to the FA Premier League secured for the 07/08 to 09/10 seasons

- Major contracts agreed with movie studio and third party channel partners

- Announced the creation of over 2,000 new jobs for customer advisors and home installation engineers

- Carbon neutral status achieved, a world first for a major media company

James Murdoch, Chief Executive said:

"Our industry is changing faster than ever before and for Sky, 2006 has been an important and exciting year. The business and the team have performed well delivering good levels of customer growth, in line with our plans, and strong growth in both revenues and profitability.

We have a clear vision for the future growth and direction of our business and we feel encouraged by the strong demand our customers show for new entertainment and communications services. With a continued focus on providing more choice, flexibility and control, we feel confident as we look ahead to the substantial opportunity this market holds for us."


(1) Profit for the year and earnings per share ("EPS") have been adjusted to remove mark-to-market movements in derivative financial instruments that do not qualify for hedge accounting. Profit and EPS for the comparable period also exclude the one-off effect of two exceptional items - the profit on disposal of a joint venture and a payment from the ITV digital liquidators - and an increase in the estimate of recoverable tax assets in respect of prior years. Please see note 6 on page 23 for further disclosure.



Enquiries:

Analysts/Investors:


Andrew Griffith                                    Tel: 020 7705 3118
Robert Kingston                                    Tel: 020 7705 3726


E-mail: investor-relations@bskyb.com


Press:


Matthew Anderson                                   Tel: 020 7705 3267
Robert Fraser                                      Tel: 020 7705 3036


E-mail: corporate.communications@bskyb.com


Finsbury:


Katie Lang                                         Tel: 020 7251 3801
Kirsty Flockhart                                   Tel: 020 7251 3801


A conference call for UK and European analysts and investors will be held at 9:
00 a.m. (BST) today. To register for this, please contact Silvana Marsh at Finsbury on +44 20 7251 3801. A live webcast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Rebecca Lohse at Taylor Rafferty on +1 212 889 4350.




OVERVIEW

Sky has delivered a strong performance in the twelve months to 30 June 2006 ("the year"). Total DTH customers reached 8,176,000, an increase of 389,000 for the year, in line with the rate required to achieve Sky's target of over 10 million DTH customers in 2010. Sky added 77,000 new customers in the three months to 30 June 2006 ("the quarter"), slightly ahead of expectations. Product mix improved with one in five customers now choosing an additional product. Sky remains on track to achieve over 30% Multiroom penetration and over 25% Sky+ penetration by 2010.

Total revenue increased by 8% to GBP4,148 million, with operating costs at GBP3,271 million. Operating profit increased by 7% to GBP877 million, including the first time consolidation of the Easynet Group plc ("Easynet") and the first phase of investment in the roll-out of residential broadband services.

Adjusted profit for the year increased by 4% to GBP561 million generating adjusted earnings per share of 30.7 pence, representing an increase of 9% on the year ended 30 June 2005 ("the comparable period").

At the same time, Sky delivered on a number of key operational initiatives which position the Group well for the future:


- Preparations were made for the launch of Sky Broadband on 18 July 2006 following the acquisition of Easynet Group plc;

- Sky HD launched nationwide on 22 May 2006;

- New customer management systems were implemented and went "live" for all DTH customers from 31 March 2006;

- Key rights to the FA Premier League were secured for the 07/08 to 09/10 seasons;

- Major contracts were agreed with movie studio and third party channel partners;

- Announced the creation of over 1,500 new jobs for customer advisors and 600 new positions for home installation engineers; and

- Sky achieved carbon neutral status, a world first for a major media company



OPERATING REVIEW

At 30 June 2006, the total number of direct-to-home ("DTH") digital satellite subscribers in the UK and Ireland was 8,176,000. This follows a net increase of 77,000 for the three months to 30 June 2006 ("the quarter") and 117,000 for the second half of the financial year, slightly ahead of the Group's expectations.

At 30 June 2006, the total number of Sky+ households was 1,553,000, 19% penetration of total subscribers. The significant growth in Sky+ households, which grew by a further 123,000 in the quarter, demonstrates the value that customers place on easy to use technology which enables them to better manage their time and control their viewing. The number of Multiroom households also continued to grow strongly, increasing by 57,000 in the quarter to 1,047,000, 13% penetration of total DTH subscribers.

Sky launched high definition TV services on 22 May 2006 and there were 38,000 Sky HD subscribers at 30 June 2006. The total number of bookings to date is around 90,000 and after some initial delays, the Group currently expects to install all of these orders by September 2006. Sky Sports HD has covered nearly 50 days of live cricket including three England Test matches, five England One-Day Internationals and 24 domestic matches. In addition to England's busy summer of cricket, Sky Sports HD will be showing coverage of the 2006 Ryder Cup, Guinness Premiership Rugby, and Coca Cola League, Carling Cup, UEFA Champions League and Barclays Premiership football, all live and in high definition.

Annualised average revenue per DTH subscriber ("ARPU") for the quarter was GBP388, a GBP4 decrease on the previous quarter. This reflects a slight seasonal deterioration in the mix of subscription packages during the quarter and an increase in the volume of new customers on short-term promotional subscription offers. The Group expects the full benefit of the recently communicated changes to UK and Ireland retail pricing, which become effective on 1 September 2006, to be realised in the second quarter of the current financial year.

DTH churn for the quarter (annualised) was 10.6% taking churn for the year to 11.1%, in line with previous company guidance.

During the quarter the Group announced that it had been awarded four packages of live FA Premier League rights (covering 92 games per season) for the 2007/08 to 2009/10 seasons in both the UK and Ireland. Sky has also been awarded 'near live long form' rights to 242 games per season in both the UK and Ireland (jointly with BT in the case of the UK) and mobile clip rights in both the UK and Ireland.

The Group also concluded a number of other content agreements as part of its commitment to invest on-screen. On 27 February 2006, Sky and Disney announced a wide ranging series of agreements covering children's entertainment, sports and movies. Under the agreements, Sky Movies customers will also be able to enjoy these movies via the Sky by Broadband service and Sky HD. The Group also secured live coverage of UEFA Champions League football until the end of the 08/09 season on 13 September 2005 and both National Geographic and Discovery launched HD channels during the year which form part of the Sky HD offering. The launch of The Crime and Investigation Network channel, coverage of the America's Cup and A1 Grand Prix racing also demonstrate the Group's commitment to widen the range and depth of programming within its wholly owned channels and with channel partners.

On 31 March 2006, Sky completed the implementation of its new customer management systems. These new systems will support the projected growth in Sky's subscriber base and a greater number of products, as Sky continues to launch new entertainment and communications services. These systems also integrate key parts of the customer service chain, such as the contact centres and field engineers, which will enable the Group to offer a more tailored, flexible and immediate response when dealing with customer requests.


FINANCIAL REVIEW

Total revenue increased by 8% on the comparable period to GBP4,148 million. Total operating costs increased by GBP251 million to GBP3,271 million generating a Group operating profit of GBP877 million. This result includes an operating loss from the first time consolidation of Easynet of GBP11 million and the first phase of the Group's investment in the roll-out of its residential broadband business of GBP12 million.

The Easynet operating loss of GBP11 million comprised GBP79 million of revenues and GBP90 million of operating costs; GBP9 million of which are included within subscriber management; GBP56 million in transmission; GBP2 million in marketing and GBP23 million in administration. The net investment in the roll-out of residential broadband of GBP12 million comprised GBP17 million of expenditure; GBP3 million of which is within subscriber management, GBP7 million in transmission, GBP1 million in marketing and GBP6 million in administration, partially offset by GBP5 million of revenue, principally relating to UK Online.


Revenue

DTH revenues increased by 6% on the comparable period to GBP3,154 million, which was principally driven by 5% growth in the average number of DTH subscribers.

Wholesale revenues continue to disappoint, growing by only 2% for the second consecutive year to GBP224 million. This largely reflects the decline in the absolute number of Pay-TV cable customers taking one or more premium channels offset by changes to wholesale prices.

Advertising revenues were slightly lower, year on year in the quarter, reflecting the effects of the World Cup and poor conditions in the wider TV advertising market. Advertising revenue for the full year continued to outperform, growing by 4% on the comparable period to GBP342 million against an estimated 0.2% decline in the UK television advertising sector. This principally reflects a further one percentage point increase in Sky's share of the UK television advertising sector during the year to 13.0%.

As announced on 25 April 2006, betting payouts have been netted against gross Sky Bet revenues in line with recent changes in industry practice. Accordingly, Sky Bet revenue for the year was GBP37 million, an increase of 16% which reflects the strong growth in both Sky Vegas and sports betting. Gross Sky Bet revenue for the year was GBP341 million.

Sky Active revenues were GBP91 million for the year. Good rates of growth in both interactive advertising and enhanced TV service revenues were offset by the absence of SkyBuy revenue, following the closure of the business in the final quarter of the last financial year.

Other revenue grew strongly, increasing by 49% to GBP300 million. This reflects the first time consolidation of the Easynet corporate business (GBP76 million) and underlying growth of 11%, relating to the full year effect of Sky credit card revenues and the Sky News channel five contract.


Programming

Total programming costs continued to reduce in absolute terms, falling by GBP36 million on the comparable period to under GBP1.6 billion. This enabled the Group to make significant progress in expanding gross margin, which increased by a further four percentage points during the year to 61%.

Sports costs increased by GBP16 million to GBP766 million. The additional costs associated with the new ECB cricket contract, which started to be amortised in May 2006 and an additional cricket tour during the year were offset by the absence of the Ryder Cup, which is a biennial event. The Group expects sports costs for the 2007 financial year to increase by around GBP50 million behind an outstanding line-up of sporting events over the next twelve months, including live cricket from the new ECB contract and a number of non-annual events, such as the Ryder Cup in September 2006 and the 2007 Cricket World Cup and qualifying matches for UEFA Euro 2008.

Movie costs for the year were GBP310 million, a saving of GBP33 million on the comparable period and the lowest absolute cost for six years. This saving reflects contract renewals, the phasing of title delivery and a foreign exchange benefit of GBP8 million from a more favourable average exchange rate at which US dollars were purchased. The Group expects the recent contract renewals with three of the 'Major' Hollywood studios to deliver further cost savings on a per subscriber basis over the next two to three years.

News and Entertainment costs were GBP200 million, reflecting a combined increased investment of GBP20 million in Sky One commissioned programming and Sky News.

Third party channel costs fell by 11% on the comparable period to GBP323 million, a reduction of GBP39 million. A 5% increase in the average number of DTH subscribers was more than offset by a 15% reduction in the cost per subscriber to GBP3.37 per month.


Other operating costs

Total other operating costs increased by GBP287 million to GBP1,672 million, including GBP107 million of operating expenses from Easynet and initial broadband expenses. Excluding these items, other operating expenses increased by GBP180 million on the comparable period.

Marketing costs for the year were GBP622 million, an increase of GBP95 million on the comparable period. Marketing costs to new customers grew by GBP51 million to GBP359 million. This reflects an absolute increase in the number of new customers and a growing percentage of customers taking new products. During the year, 18% of new customers chose to take Sky+ from day one, as opposed to 13% last year. As a result of this activity, the total average subscriber acquisition cost increased by GBP24 on the comparable period to GBP261. During the year the rate at which existing customers upgraded to Sky+ and Multiroom also accelerated, which led to an increased investment of GBP23 million. Above the line marketing remained broadly flat at GBP75 million and retention and other marketing costs increased by GBP18 million on the comparable period to GBP110 million.

Subscriber management costs grew by GBP76 million to GBP468 million. This reflects the first time consolidation of Easynet and broadband expenses (GBP12 million), depreciation of the new customer management systems of GBP26 million and underlying growth of GBP38 million due to the expansion of the Group's customer management operation to further improve customer service levels and manage the increase in sales activity. During the year Sky expanded its existing customer service operations in Scotland, adding 1,500 new customer advisor positions and 600 new home installation engineers in preparation for the roll-out of broadband and providing the Group with one of the largest customer service and home installation workforces in the UK.

Transmission costs were GBP234 million, an increase of GBP63 million on the comparable period, which entirely related to the first time consolidation of Easynet and broadband costs of GBP63 million. Underlying transmission costs were flat on the comparable period.

Administration costs grew by GBP53 million on the comparable period to GBP348 million. This mainly reflects the inclusion of Easynet and broadband administration expenditure of GBP29 million and increased depreciation of GBP16 million as a result of the Group's infrastructure programme which commenced in August 2004.

Total operating profit grew by 7% on the comparable period (which benefited from a one-time GBP13 million receipt of ITV digital programming receivables) to GBP877 million. Group operating profit margin for the year was 21%.


Joint Ventures

The Group's share of net profits from its joint ventures was GBP12 million, a reduction of GBP2 million on the comparable period. This reflects the disposal of the Group's holding in Granada Sky Broadcasting and Music Choice Europe and a lower share of operating results from the History Channel which has been partially offset by improved results from National Geographic and Attheraces.


Interest

The total net interest charge for the year was GBP91 million, an increase of GBP33 million on the comparable period. The higher charge reflects an GBP18 million non-cash movement in the mark-to-market valuation of non-hedge accounted derivatives, interest payable on the guaranteed notes issued on 20 October 2005, which raised net proceeds of around GBP1,014 million and the net impact on interest following the acquisition of Easynet.


Taxation

The total tax charge for the period of GBP247 million includes a current tax charge of GBP141 million and a deferred tax charge of GBP106 million. The mainstream corporation tax liability for the period was GBP147 million and in accordance with the quarterly payment regime, GBP95 million was paid during the year in respect of this liability.

As a result of the acquisition of Easynet, the Group recognised a deferred tax asset of GBP83 million during the year, representing timing differences on fixed assets. The current tax charge has benefited from a partial unwind of this asset in the current year of GBP59 million, reducing the cash tax liability due in respect of the current year profits accordingly. The balance is expected to unwind in future periods.


Earnings

The Group's adjusted profit for the year was GBP561 million, generating adjusted earnings per share of 30.7 pence, an increase of 9% on the comparable period. Including a mark-to-market movement, net of tax, of GBP10 million, the Group's profit for the year was GBP551 million generating basic earnings per share of
30.2 pence.


Cash Flow

Sky's cash flow generation continued to be very strong with operating cash inflows exceeding GBP1 billion for the first time. Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 11% to GBP1,017 million. After a small net working capital outflow of GBP13 million, following the payment in the quarter of the deposits for the recently secured FA Premier League rights, the Group generated a cash inflow from operations of GBP1,004 million. After taxation of GBP172 million, net interest payable of GBP62 million, net proceeds from joint ventures of GBP5 million and capital expenditure of GBP212 million, the Group generated GBP563 million of free cash flow. A total of GBP599 million was returned to shareholders through a combination of the ordinary dividend and share buyback programme and a net cash outflow for acquisitions, primarily for the acquisition of Easynet, was GBP209 million. After the inclusion of share option purchases and proceeds and the revaluation of long-term borrowings and borrowing-related financial derivatives, the Group's net debt increased by GBP373 million during the year to GBP761 million.

During the year the Group made further progress on its capital expenditure and infrastructure programme. The Group spent GBP38 million completing the final stages of the project to upgrade and implement new customer management systems, which went live for all DTH customers on 31 March 2006. A total of GBP37 million was spent unbundling exchanges and readying the business for the launch of Sky Broadband and GBP16 million was invested to progress the Group's property, business continuity and infrastructure projects. The Group invested GBP10 million to upgrade its production and broadcast facilities ahead of the launch of high definition services and capitalised GBP14 million of smartcard development costs. The remaining GBP97 million was spent on a number of projects, such as IS infrastructure, broadcast equipment and the development of new products and services.


Distributions to shareholders

The Board of Directors are proposing a final dividend of 6.7 pence per ordinary share, resulting in a total dividend for the year of 12.2 pence and consistent with the Board's statement in February 2006 that it intended to reduce target dividend cover from approximately 3.0 times to approximately 2.5 times underlying earnings.

In light of the continued cash generative nature of the Group, it is the Board's aim to maintain a progressive dividend policy throughout the investment phase of the recently announced broadband strategy. It is therefore the Board's current intention to reflect the underlying growth in earnings when setting future dividends, resulting in continued real growth in dividend per share.

The ex-dividend date will be 25 October 2006 and, subject to shareholder approval at the Company's Annual General Meeting, the dividend will be paid on 17 November 2006 to shareholders on record on 27 October 2006.

During the year the Group repurchased for cancellation 76.4 million shares for a total consideration of GBP408 million, including stamp duty and commissions. This comprised 22.7 million shares which completed the authority granted on 12 November 2004 and 53.7 million under the current authority granted on 4 November 2005.



CORPORATE

Having served on the Board of Directors for over 14 years, Lord St John of Fawsley has decided not to seek re-election at this year's AGM and will retire from the Board on 3 November 2006. The Group would like to thank Lord St John for his contribution to the Board over many years. He will, however, still be connected with Sky in his new role of Chairman of the Artsworld Channel, building on his extensive experience as a patron of the arts.

On 18 July 2006, the Group launched Sky Broadband, a compelling and exclusive broadband product for Sky customers, which offers great value and a range of packages to suit different usage needs within the home. The packages range from a free service, "Base", offering downloads speeds of up to 2Mb to a fast 16Mb connection, "Max", for GBP10 per month. All packages come with a free wireless router, free 12 months McAfee Security and the option of a professional home installation. The launch of Sky Broadband and Sky Talk, a telephony product for Sky customers, enable the Group to enter the highly valuable and growing markets of broadband, telephony, and related services for the first time. Whilst these markets offer attractive opportunities on a standalone basis, the Group believe that these new products will have potentially significant benefits to the Group's core pay television business.

On 20 October 2005, the Group made a recommended cash offer for the entire share capital of Easynet Group plc. The offer became unconditional in all respects on 6 January 2006. Easynet was de-listed from the London Stock Exchange in February 2006 and the acquisition of Easynet was completed on 10 March 2006.

On 14 October 2005, the Group announced a private placement with institutional investors which raised net proceeds of approximately GBP1,014 million from the issuance of guaranteed notes by its wholly owned subsidiary, BSkyB Finance UK plc.


CORPORATE RESPONSIBILITY

During the quarter the Group made continued progress in the areas of lowering carbon emissions and investment in grassroots sport.

On 17 May 2006, the Group reached the milestone of becoming the world's first carbon neutral media company and only the second FTSE100 company to make such a commitment. This achievement, reached through the measurement, reduction and offsetting of carbon dioxide (CO2) emissions, reflects efforts across the business to increase energy efficiency, reduce energy use where possible and find innovative ways to operate. The Group has reduced its site-based emissions by 47% and has set targets for transport. It has given employees a range of incentives and rewards for embracing lower carbon transport, such as incentives for purchasing hybrid cars. Going forward, the Group will be developing initiatives to help Sky customers with practical and inspiring ways to become better informed and more progressive about energy use.

Building on its commitment to grassroots sport and education, the company's Living for Sport initiative now operates in 400 secondary schools, engaging some 5,000 11-16 year olds in creating a positive outlet for their energy and talent. Research by the Institute of Sport at Loughborough University showed that 68% of young people participating in Living for Sport demonstrated improved behaviour at school.


Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, operating results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.


Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with regard to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Report on form 6-K for the period ended 31 December 2005. Copies of the Interim Report on form 6-K are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Appendix 1 - Results highlights

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including comparatives.

--------------------------------------------------------------------------------
Key subscriber information              2006         2005       Change  % Change
Net DTH subscriber additions(1)       77,000       83,000     -6,000        -7%
Total DTH subscribers(2)(3)(4)(5)  8,176,000    7,787,000    389,000         5%

Net Sky+ household additions(1)      123,000      118,000      5,000         4%
Total Sky+ households(2)           1,553,000      888,000    665,000        75%

Net Multiroom household additions
(1)(6)                                57,000       82,000    -25,000       -30%
Total Multiroom households(2)      1,047,000      645,000    402,000        62%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Income statement (GBPm)             Year ended 30 June
                                        2006         2005       Change  % Change

Revenue                                4,148        3,842        306         8%

Operating profit                         877          822         55         7%
Operating profit margin                 21.1%        21.4%      -0.3%        1%

Profit before taxation                   798          787         11         1%

Profit for the year                      551          578        -27        -5%

Adjusted profit for the year             561          540         21         4%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cash flow information (GBPm)        Year ended 30 June
                                        2006         2005       Change  % Change

Cash generated from operations         1,004          989         15         2%

Net debt(2)(7)                           761          388        373        96%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Per share information (pence)     Year ended 30 June
                                        2006         2005       Change  % Change

Basic earnings per share                30.2         30.2        0.0         0%
Adjusted earnings per share             30.7         28.2        2.5         9%
--------------------------------------------------------------------------------


(1)  In the three months to 30 June

(2)  As at 30 June

(3) Includes DTH subscribers in Republic of Ireland. (427,000 as at 30 June 2006, 363,000 as at 30 June 2005.)

(4) DTH subscribers include only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.

(5) DTH subscribers include subscribers taking Sky packages via DSL through Kingston Interactive Television and Homechoice.

(6) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)

(7) Cash, cash-equivalents, short-term deposits, borrowings and borrowings related financial instruments


Appendix 2 - Subscribers to Sky Channels

                                              Year ended 30 June
                                                            2006          2005
DTH homes(1),(2) (3)                                   8,176,000     7,787,000

Total TV homes in the UK and Ireland(4)               26,684,000    26,321,000

DTH homes as a percentage of
total UK and Ireland TV
homes                                                         31%           30%

Cable - UK                                             3,294,000     3,287,000
Cable - Ireland                                          604,000       585,000
Total Sky pay homes                                   12,074,000    11,659,000
Total Sky pay homes as a percentage of total UK and
Ireland TV homes                                              45%           44%

Sky+ homes(5)                                          1,553,000       888,000

Multiroom homes(6)                                     1,047,000       645,000

DTT - UK(7)                                            7,326,000     4,940,000



(1) Includes DTH subscribers in Republic of Ireland. (427,000, as at 30 June 2006, 363,000 as at 30 June 2005.)

(2) DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+, Multiroom or Sky HD subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.

(3) DTH homes include subscribers taking Sky packages via DSL through Kingston Interactive Television and Homechoice.

(4) Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 1 July 2006). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September (latest figures as at July 2005).

(5) Sky+ includes Sky HD subscriptions (No additional units are counted for second or any subsequent Sky+ subscriptions.)

(6) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)

(7) DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 July 2006). These include Sky or Cable homes that already take multi-channel TV.



Appendix 3 - Glossary

Glossary

Useful definitions            Description
Adjusted profit for the year  Profit for the year adjusted to remove mark-to-market movements in derivative financial
                              instruments that do not qualify for hedge
                              accounting, exceptional items and any changes in
                              the estimate of recoverable tax assets in respect
                              of prior years.
Adjusted earnings per share   Adjusted profit divided by the weighted average
                              number of ordinary shares in issue during the
                              year.
ARPU                          Average Revenue Per User: the amount spent by the
                              Group's residential subscribers in the quarter,
                              divided by the average number of residential
                              subscribers in the quarter, annualised.
Churn                         The number of DTH subscribers over a given period
                              that terminate their subscription in its entirety,
                              net of former subscribers who reinstate their
                              subscription in that period (where such
                              reinstatement is within a twelve month period of
                              the termination of their original subscription),
                              expressed as a percentage of total subscribers.
Digibox                       Digital satellite reception equipment.
EBITDA                        Earnings before interest, taxation, depreciation
                              and amortisation is calculated as operating profit
                              before depreciation and amortisation or impairment
                              of goodwill and intangible assets.
Free cash flow                Cash generated from operations less net interest
                              paid, taxation paid, purchase of property, plant &
                              equipment and intangible assets plus net proceeds
                              from joint ventures and associates.
Gross margin                  Revenue less programming expenses as a proportion
                              of revenue.
Gross Sky Bet revenue         Gross stakes placed by customers on events taking
                              place in the period and net customer losses in
                              respect of casino, online roulette and similar
                              interactive casino style games.
HD                            High Definition.
Mainstream corporation tax    Current corporation tax charge for the year.
liability
Multichannel viewing share    Share of viewers of non-analogue terrestrial
                              television.
Multiroom                     Installation of an additional Digibox in the
                              household of an existing DTH subscriber.
Net debt                      Cash, cash-equivalents, short-term deposits,
                              borrowings and borrowings related derivative
                              financial instruments.
Sky +                         Sky's fully-integrated Personal Video Recorder
                              (PVR) and satellite decoder.
Viewing share                 Number of people viewing a channel as a percentage
                              of total viewing audience.



Consolidated Income Statement for the year ended 30 June 2006

                                                    Notes       2006      2005
                                                                GBPm      GBPm
--------------------------------------------------------------------------------
Revenue                                               1        4,148     3,842
Operating expense                                     2       (3,271)   (3,020)

Operating profit                                                 877       822
--------------------------------------------------------------------------------
Share of results of joint ventures and
associates                                           11           12        14
Investment income                                     3           52        29
Finance costs                                         3         (143)      (87)
Profit on disposal of joint venture                   4            -         9
Profit before tax                                                798       787
--------------------------------------------------------------------------------
Taxation                                              5         (247)     (209)
Profit for the year                                              551       578
--------------------------------------------------------------------------------
Earnings per share (in pence) from profit for
the year
Basic                                                 6         30.2p     30.2p
Diluted                                               6         30.1p     30.2p
--------------------------------------------------------------------------------
Adjusted earnings per share (in pence) from
profit for the year
Basic                                                 6         30.7p     28.2p
Diluted                                               6         30.6p     28.2p
--------------------------------------------------------------------------------





Consolidated Income Statement for the quarter ended 30 June 2006

                                                      Three months Three months
                                                             ended        ended
                                                           30 June      30 June
                                                              2006         2005
                                                              GBPm         GBPm
                                                       (unaudited)  (unaudited)
--------------------------------------------------------------------------------
Revenue                                                     1,069        1,029
Operating expense                                            (852)        (780)
--------------------------------------------------------------------------------
EBITDA                                                        261          271
Depreciation and amortisation                                 (44)         (22)
--------------------------------------------------------------------------------
Operating profit                                              217          249
--------------------------------------------------------------------------------

Share of results from joint ventures and associates             3            3
Investment income                                              15            7
Finance costs                                                 (46)         (18)
Profit before tax                                             189          241
--------------------------------------------------------------------------------

Taxation                                                      (63)         (48)
Profit for the quarter                                        126          193
--------------------------------------------------------------------------------

Earnings per share (in pence) from profit for the quarter
Basic and diluted                                             7.0p        10.3p
--------------------------------------------------------------------------------


Consolidated Statement of Recognised Income and Expense for the year ended 30 June 2006

                                                                 2006    2005
                                                                 GBPm    GBPm
--------------------------------------------------------------------------------
Profit for the year                                               551     578

Net movements in hedging reserve
Cash flow hedges                                                  (54)    (18)
Tax on cash flow hedges                                            16       5
                                                                  (38)    (13)
--------------------------------------------------------------------------------
Total recognised income and expense for the year                  513     565
--------------------------------------------------------------------------------



Consolidated Balance Sheet as at 30 June 2006

                                                   Notes      2006        2005
                                                              GBPm        GBPm
--------------------------------------------------------------------------------
Non-current assets
Goodwill                                             8         623         417
Intangible assets                                    9         218         202
Property, plant and equipment                       10         519         335
Investments in joint ventures and associates        11          28          23
Available for sale investments                                   2           2
Deferred tax assets                                 12         100         105
Derivative financial assets                                      -           9
                                                             1,490       1,093
--------------------------------------------------------------------------------

Current assets
Inventories                                         13         324         321
Trade and other receivables                         14         489         331
Short-term deposits                                            647         194
Cash and cash equivalents                                      816         503
Derivative financial assets                                      7          14
                                                             2,283       1,363
--------------------------------------------------------------------------------
Total assets                                                 3,773       2,456
--------------------------------------------------------------------------------

Current liabilities
Borrowings                                          17         163           -
Trade and other payables                            15       1,247       1,031
Current tax liabilities                                         68         100
Provisions                                          16           6          13
Derivative financial liabilities                                49           6
                                                             1,533       1,150
--------------------------------------------------------------------------------

Non-current liabilities
Borrowings                                          17       1,825         982
Other payables                                      17          66          25
Provisions                                          16          19           -
Derivative financial liabilities                               209         112
                                                             2,119       1,119
--------------------------------------------------------------------------------

Total liabilities                                            3,652       2,269
--------------------------------------------------------------------------------

Shareholders' equity                                19         121         187
--------------------------------------------------------------------------------

Total liabilities and shareholders' equity                   3,773       2,456
--------------------------------------------------------------------------------



Consolidated Cash Flow Statement for the year ended 30 June 2006

                                                                          2006    2005
                                                                          GBPm    GBPm
--------------------------------------------------------------------------------------
Cash flows from operating activities
Cash generated from operations                                           1,004     989
Interest received                                                           43      28
Taxation paid                                                             (172)   (103)
Net cash from operating activities                                         875     914
--------------------------------------------------------------------------------------

Cash flows from investing activities
Dividends received from joint ventures and associates                        7      12
Funding to joint ventures and associates                                    (3)     (4)
Repayments of funding from joint ventures and associates                     1       8
Proceeds from the sale of a joint venture                                    -      14
Purchase of property, plant and equipment                                 (169)   (149)
Purchase of intangible assets                                              (43)    (92)
Proceeds from the sale of equity investments                                 -       1
Increase in short-term deposits                                           (453)    (60)
Purchase of subsidiaries (net of cash and cash
equivalents purchased)                                                    (209)      -
Net cash used in investing activities                                     (869)   (270)
--------------------------------------------------------------------------------------

Cash flows from financing activities
Proceeds from issue of Guaranteed Notes                                  1,014       -
Proceeds from disposal of shares in Employee Share
Ownership Plan ("ESOP")                                                     13       4
Purchase of own shares for ESOP                                            (17)    (14)
Purchase of own shares for cancellation                                   (408)   (416)
Interest paid                                                             (105)    (91)
Dividends paid to shareholders                                            (191)   (138)
Net cash from (used in) financing activities                               306    (655)
--------------------------------------------------------------------------------------

Effect of foreign exchange rate movements                                    1       1

Net increase (decrease) in cash and cash equivalents                       313     (10)
--------------------------------------------------------------------------------------

Cash and cash equivalents at the beginning of the year                     503     513

Cash and cash equivalents at the end of the year                           816     503
--------------------------------------------------------------------------------------

Notes to the consolidated financial statements


The financial information set out in this preliminary announcement does not constitute statutory financial statements for the years ended 30 June 2006 or 2005, for the purpose of the Companies Act 1985, but it is derived from those financial statements. Statutory financial statements for 2005 have been filed with the Registrar of Companies and those for 2006 will be filed prior to the Group's next annual general meeting. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards ("IFRS"), this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group's press release "Restated financial information for the year ended 30 June 2005 under International Financial Reporting Standards ("IFRS") published on 14 September 2005, except that betting and gaming transactions have been treated as financial instruments, as detailed in the Group's press release "BSkyB follows industry practice in accounting for betting" published on 25 April 2006.


1. Revenue

                                                            2006          2005
                                                            GBPm          GBPm
--------------------------------------------------------------------------------
Direct-to-home ("DTH") subscribers                         3,154         2,968
Cable subscribers                                            224           219
Advertising                                                  342           329
Sky Bet                                                       37            32
Sky Active                                                    91            92
Other                                                        300           202
                                                           4,148         3,842
--------------------------------------------------------------------------------


2. Operating expense

                                                            2006          2005
                                                            GBPm          GBPm
--------------------------------------------------------------------------------
Programming                                                1,599         1,635
Transmission and related functions                           234           171
Marketing                                                    622           527
Subscriber management                                        468           392
Administration                                               348           295
                                                           3,271         3,020
--------------------------------------------------------------------------------



3. Investment income and finance costs

                                                                                   2006    2005
                                                                                   GBPm    GBPm
-----------------------------------------------------------------------------------------------
Investment income
Investment income from cash, cash equivalents and short-term
deposits                                                                             52      29
-----------------------------------------------------------------------------------------------

                                                                                   2006    2005
                                                                                   GBPm    GBPm
-----------------------------------------------------------------------------------------------
Finance costs
 - Interest payable and similar charges
GBP600 million RCF                                                                    -      (4)
GBP1 billion revolving credit facility ("RCF")                                       (2)     (2)
Guaranteed Notes                                                                   (123)    (84)
Finance lease interest                                                               (4)     (1)
                                                                                   (129)    (91)
-----------------------------------------------------------------------------------------------

- Other finance (expense) income
Remeasurement of borrowings-related derivative financial
instruments (not qualifying for hedge accounting)                                   (10)      5
Remeasurement of programming-related derivative financial
instruments (not qualifying for hedge accounting)                                    (4)     (1)
                                                                                    (14)      4
-----------------------------------------------------------------------------------------------
                                                                                   (143)    (87)
-----------------------------------------------------------------------------------------------


4. Profit on disposal of joint venture


In November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting for GBP14 million in cash, realising a profit on disposal of GBP9 million. The Group realised no profit or loss on disposal during the year ended 30 June 2006.



5. Taxation


Taxation recognised in the income statement

                                                                2006      2005
                                                                GBPm      GBPm
--------------------------------------------------------------------------------
Current tax expense
Current year                                                     147       163
Adjustment in respect of prior years                              (6)       (8)
Total current tax charge                                         141       155

Deferred tax expense
Origination and reversal of temporary differences                106        71
Adjustment in respect of recoverable deferred tax asset            -       (17)
Total deferred tax charge                                        106        54
--------------------------------------------------------------------------------
Taxation                                                         247       209
--------------------------------------------------------------------------------


6. Earnings per share
The weighted average number of shares for the year was:

                                                     2006                2005
                                              Millions of         Millions of
                                                   shares              shares
--------------------------------------------------------------------------------
Ordinary shares                                    1,830               1,917
ESOP trust ordinary shares                            (3)                 (4)
Basic shares                                       1,827               1,913
--------------------------------------------------------------------------------
Dilutive ordinary shares from share options            5                   4
Diluted shares                                     1,832               1,917
--------------------------------------------------------------------------------

Basic and diluted earning per share is calculated by dividing profit for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

                                                                  2006    2005
                                                                  GBPm    GBPm
--------------------------------------------------------------------------------
Reconciliation from profit for the year to adjusted profit for the year
Profit for the year                                                551     578
Payment from ITV Digital liquidators                                 -     (13)
Profit on disposal of joint venture                                  -      (9)
Remeasurement of all derivative financial instruments (not
qualifying for hedge accounting)                                    14      (4)
Tax effect of above items                                           (4)      5
Increase in estimate of recoverable tax assets in respect of
prior years                                                          -     (17)
Adjusted profit for the year                                       561     540
--------------------------------------------------------------------------------

                                                                  2006    2005
                                                                 pence   pence
Earnings per share from profit for the year
Basic                                                           30.2p     30.2p
Diluted                                                         30.1p     30.2p
--------------------------------------------------------------------------------
Adjusted earnings per share from profit for the year
Basic                                                           30.7p     28.2p
Diluted                                                         30.6p     28.2p
--------------------------------------------------------------------------------


7. Dividends
                                                                  2006    2005
                                                                  GBPm    GBPm
--------------------------------------------------------------------------------
Dividends declared and paid during the year
2004 Final dividend paid: 3.25p per ordinary share                   -      63
2005 Interim dividend paid: 4.00p per ordinary share                 -      77
2005 Final dividend paid: 5.00p per ordinary share                  92       -
2006 Interim dividend paid: 5.50p per ordinary share                99       -
                                                                   191     140
--------------------------------------------------------------------------------
Dividends proposed after the balance sheet date and not
recognised as a liability
2006 Final dividend proposed: 6.70p per ordinary share             120       -
--------------------------------------------------------------------------------



8. Goodwill

                                                                         Total
                                                                          GBPm
--------------------------------------------------------------------------------
Carrying value
At 1 July 2004 and 30 June 2005                                            417
--------------------------------------------------------------------------------
Purchase of the Easynet Group plc ("Easynet")                              202
Other purchases                                                              4

At 30 June 2006                                                            623
--------------------------------------------------------------------------------



9. Intangible assets

                  Internally                Internally          Other
                                  Other      generated     intangible
                   generated intangible     intangible assets not yet   Total
                  intangible     assets assets not yet  available for
                      assets             available for            use
                                                   use
                        GBPm       GBPm            GBPm           GBPm     GBPm
--------------------------------------------------------------------------------
Cost
At 30 June 2005           23        181              6            136      346
Business
combinations               -         29              -              -       29
Other additions            5         24              -              9       38
Disposals                  -        (22)             -              -      (22)
Transfers                  6        115             (6)          (115)       -
At 30 June 2006           34        327              -             30      391
--------------------------------------------------------------------------------
Amortisation
At 30 June 2005           14        130              -              -      144
Amortisation
for the year               2         49              -              -       51
Disposals                  -        (22)             -              -      (22)
At 30 June 2006           16        157              -              -      173
--------------------------------------------------------------------------------
Carrying amounts
At 30 June 2005            9         51              6            136      202
At 30 June 2006           18        170              -             30      218
--------------------------------------------------------------------------------


10. Property, plant and equipment

                                                                Assets
                   Land and                   Equipment,       not yet
                   freehold     Leasehold     furniture      available
                  buildings  improvements  and fittings        for use    Total
                       GBPm          GBPm          GBPm           GBPm     GBPm
--------------------------------------------------------------------------------
Cost
At 30 June 2005          70            42           431            123      666
Business combinations     -            12            67              -       79
Other additions           -             1           163             30      194
Disposals                (3)           (2)         (125)             -     (130)
Transfers                48             -            55           (103)       -
At 30 June 2006         115            53           591             50      809
--------------------------------------------------------------------------------
Depreciation
At 30 June 2005          13            31           287              -      331
Depreciation              3             5            81              -       89
Disposals                (3)           (2)         (125)             -     (130)
Transfers                 -             -             -              -        -
At 30 June 2006          13            34           243              -      290
--------------------------------------------------------------------------------
Carrying amounts
At 30 June 2005          57            11           144            123      335
At 30 June 2006         102            19           348             50      519
--------------------------------------------------------------------------------


11. Investments in joint ventures and associates


The movement in joint ventures and associates during the year was as follows:

                                                          2006           2005
                                                          GBPm           GBPm
--------------------------------------------------------------------------------
Beginning of year
- Share of net assets                                       23             33
--------------------------------------------------------------------------------
Movement in net assets
- Net repayment of loans                                     2             (4)
- Dividends received                                        (7)           (12)
- Disposals                                                  -             (4)
- Share of results                                          12             14
Transfers to subsidiaries                                   (1)            (1)
Movement in creditors                                       (1)            (3)
--------------------------------------------------------------------------------
End of year
- Share of net assets                                       28             23
--------------------------------------------------------------------------------



12. Deferred tax

Recognised deferred tax assets

                                Fixed asset               Short-term
                                     timing                   timing
                                differences  Tax losses  differences   Other    Total
                                       GBPm        GBPm         GBPm    GBPm     GBPm
-------------------------------------------------------------------------------------
At 1 July 2005                           14          68           12      11      105
(Charge) credit to income               (71)        (35)           -       -     (106)
Credit to equity                          -           -            -      18       18
Business combinations                    83           -            -       -       83
At 30 June 2006                          26          33           12      29      100
-------------------------------------------------------------------------------------


13. Inventories

                                                            2006          2005
                                                            GBPm          GBPm
--------------------------------------------------------------------------------
Television programme rights                                  277           291
Digiboxes and related equipment                               41            28
Other inventories                                              6             2
                                                             324           321
--------------------------------------------------------------------------------


14. Trade and other receivables

                                                                    2006     2005
                                                                    GBPm     GBPm
---------------------------------------------------------------------------------
Trade receivables                                                    207      134
Amounts receivable from joint ventures and associates                  7        6
Amounts receivable from other related parties                          1        1
Prepayments                                                          156      114
Accrued income                                                       107       72
Other receivables                                                     11        4
                                                                     489      331
---------------------------------------------------------------------------------

Included within the amounts shown above are the following receivables which are due in more than one year:

                                                                    2006     2005
                                                                    GBPm     GBPm
---------------------------------------------------------------------------------
Prepayments                                                           73       32
---------------------------------------------------------------------------------


15. Trade and other payables

                                                              2006        2005
                                                              GBPm        GBPm
--------------------------------------------------------------------------------
Trade payables                                                 352         346
Amounts owed to joint ventures and associates                    5           3
Amounts owed to other related parties                           31          34
VAT                                                            140         101
Accruals                                                       428         308
Deferred income                                                246         186
Other payables                                                  45          53
                                                             1,247       1,031
--------------------------------------------------------------------------------


16. Provisions

                                              Provided       Utilised
                             At 1 July          during         during        At 30 June
                                  2005        the year       the year              2006
                                  GBPm            GBPm           GBPm              GBPm
---------------------------------------------------------------------------------------
Current liabilities
Provision for
termination benefits                11               -             (11)               -
Other provisions                     2               6              (2)               6
                                    13               6             (13)               6
---------------------------------------------------------------------------------------
Non-current liabilities
Provisions                           -              19               -               19
---------------------------------------------------------------------------------------


17. Borrowings and non-current other payables

                                                                2006     2005
                                                                GBPm     GBPm
--------------------------------------------------------------------------------
Current borrowings
Guaranteed Notes                                                 162        -
Bank loan                                                          1        -
                                                                 163        -
--------------------------------------------------------------------------------
Non-current borrowings
Guaranteed Notes                                               1,757      975
Bank loan                                                          1        -
Obligations under finance lease liabilities                       67        7
                                                               1,825      982
--------------------------------------------------------------------------------
Non-current other payables
Accruals                                                          15       25
Deferred income                                                   51        -
                                                                  66       25
--------------------------------------------------------------------------------



18. Share capital

                                                     2006                 2005
                                                     GBPm                 GBPm
--------------------------------------------------------------------------------
Authorised
3,000,000,000 (2005: 3,000,000,000)
ordinary shares of 50p                              1,500                1,500
--------------------------------------------------------------------------------
Allotted, called-up and fully paid
1,791,077,599 (2005: 1,867,523,599)
ordinary shares of 50p                                896                  934
--------------------------------------------------------------------------------

                                                     2006                 2005
                                                Number of            Number of
                                          ordinary shares      ordinary shares
--------------------------------------------------------------------------------
Allotted and fully paid during the year
Beginning of year                           1,867,523,599        1,941,712,786
Options exercised under the Sharesave
Scheme at between GBP3.720 and GBP6.112                -              129,813
Shares repurchased and subsequently
cancelled                                     (76,446,000)         (74,319,000)
End of year                                 1,791,077,599        1,867,523,599
--------------------------------------------------------------------------------


19. Reconciliation of shareholders' equity

                 Share   Share     Capital  Special     ESOP   Merger  Hedging  Retained          Total
               capital premium  redemption  reserve  reserve  reserve  reserve  earnings  shareholders'
                                   reserve                                                       equity
                  GBPm    GBPm        GBPm     GBPm     GBPm     GBPm     GBPm      GBPm           GBPm
-------------------------------------------------------------------------------------------------------
At 30 June 2005    934   1,437          37       14      (32)     222      (14)   (2,411)           187

Purchase of
own shares for
cancellation       (38)      -          38        -        -        -        -      (408)          (408)
Recognition
and transfer
of cash flow
hedges               -       -           -        -        -        -      (54)        -            (54)
Tax on items
taken directly
to equity            -       -           -        -        -        -       16         2             18
Share-based
payment              -       -           -        -        7        -        -        11             18
Profit for the
year                 -       -           -        -        -        -        -       551            551
Dividends            -       -           -        -        -        -        -      (191)          (191)

At 30 June 2006    896   1,437          75       14      (25)     222      (52)   (2,446)           121
-------------------------------------------------------------------------------------------------------





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 28 July 2006                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary